Mark E. Crone Managing Partner mcrone@cronelawgroup.com

April 16, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Tana Harkins

Lynn Dicker

Daniel Crawford

Laura Crotty

Re:	Bon Natural Life Limited
Form 20-F for Fiscal Year Ended September 30, 2025
File No. 001-40517

Dear Sir and Madam:

On behalf of Bon Natural Life Limited, a Cayman Islands exempted company (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) this correspondence in response to the comments of the staff (the “Staff”), dated March 24, 2025, with reference to the Company’s Annual Report for the fiscal year ended September 30, 2024 on Form 20-F submitted to the Commission on January 28, 2025.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 20-F for Fiscal Year Ended September 30, 2024

Item 3. Key Information

Holding Foreign Companies Accountable Act, page 3

1.	We note your disclosure on page 3 that “[yo]ur auditor, located in China, is subject to the 2021 Determination Report” appears to conflict with your disclosure on the same page stating your auditor “is a U.S.-based accounting firm that is registered with the PCAOB” and “was not subject to the 2021 Determination Report.” Please revise to reconcile your disclosure or otherwise advise.

Response: In response to the Staff’s comment, we respectfully advise that Staff that the typographical error has been corrected on page 3. Additionally, we advise the Staff that the Company’s clawback policy has been added as exhibit 99.1 to the amended Annual Report.

We hope the Amended Registration Statement addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP, P.C.

/s/ Joe Laxague
Joe Laxague, Esq.

cc: Yongwei Hu

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